SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

51142, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

July 7, 2005

 ---------------------------------------------

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Signet Entertainment Corporation

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	100,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	100,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 100%

(14) Type of Reporting Person:	CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

51142, Inc
205 Worth Avenue, Suite 316

Palm Beach, FL 33480

ITEM 2. IDENTITY AND BACKGROUND.

Name:   Signet Entertainment Corporation

205 Worth Avenue, Suite 316

Palm Beach, FL 33480

(c)          Signet Entertainment Corporation is a development company planning to engage in the business of producing a Gaming and Entertainment Television Network.

(d)-(e)     During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Signet Entertainment Corporation, received 100,000 shares of Issuer pursuant to an Agreement and Plan of Acquisition between the Issuer and Signet Entertainment Corporation, whereby Signet Entertainment Corporation acquired all of the issued and outstanding shares of Issuer for $36,000.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Signet Entertainment Corporation’s securities interest in the Issuer represented 100% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Agreement and Plan of Acquisition between Issuer and Signet Entertainment Corporation attached as an exhibit to 51142 Inc.’s Form 8-K filed July 12, 2005, is hereby incorporated by reference into this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: July 14, 2005
/s/ Ernesto W. Letiziano, President
Signet Entertainment Corporation